SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Quarterly Results 2005 - January – December” dated on February 20, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

São Paulo, February 20, 2006

Quarterly Results 2005

January - December

Results January - December 2005 - TELESP  1

RESULTS HIGHLIGHTS

	January - December
Unaudited consolidated figures in Reais MM	2005	2004	% Var
Net operating revenues 1/	14,395.1	13,308.6	8.2
EBITDA 2/	6,552.3	6,038.2	8.5
EBITDA margin (%)	45.5%	45.4%	0.1 P.P.
Operating income	2,395.5	1,976.5	21.2
Income before income tax and social contribution	2,433.3	2,016.6	20.7
Net income	2,541.9	2,181.1	16.5

Shares outstanding (million)	493.6	493.6	0.0
EPS	5.15	4.42	16.5

Installed Lines (switching - 000)	14,319.6	14,230.8	0.6
Lines in service (000)	12,347.0	12,462.7	(0.9)
Telephone density (per 100 inhab.)	30.9%	31.7%	(0.8) P.P.
Lines in service/employee 3/	1,744	1,865	(6.5)
Network Digitalization (%)	100.0	98.7	1.3 P.P.

1/

The gross operating revenues for 2005 amounted to R$20,350.9 million and R$18,425.7 million in 2004. The tax deductions, which include ICMS, PIS, COFINS, ISS, IPI and other discounts, totaled R$5,955.8 million in 2005 and R$5,117.0 million in 2004.

2/	EBITDA = Earnings before interest taxes, depreciation and amortization

3/	For this calculation, the number of LIS considers both the fixed lines in service as well as the ADSL lines.

ADSL is offered under the brand name “Speedy” and reached 1,206,799 clients in December 2005, increasing 11.3% compared to the 3Q05. When compared with December 2004, the growth was 46.0%, in line with the growth trend of the last quarters.

ADSL CLIENTS EVOLUTION

(Thousands)

Alternative Plans for Fixed Telephony – In 2005, the Company consolidated the alternative plans, which were commercially launched in July 2004. The alternative plans for fixed telephony increase the profitability of the installed capacity of Telesp and serve the market segments that were previously not given more economical choices for access to fixed telephones. This reflects the commitment of Telesp with the universalization of the telecommunication services in the state of São Paulo, above the regulatory demands, and the

Results January - December 2005 - TELESP  2

socialization of the access to communications and information. Some of the plans launched in 2005 are detailed as follows:

•

Family Economy Line: launched on March 21, 2005, it already has more than 1 million terminals in the state of São Paulo. This line has an additional facility compared to the previous Economy lines that allows each member of the household to have his own prepaid card, having exclusive control. This product allows the telephone expenses control since the long distance calls and calls to mobile numbers require a pre-paid card. Of the recent Family Economy Line batches launched, 83% of the subscribers were not part of Telesp’s subscriber base.

•

Unlimited Internet Plan: launched on May 12, 2005, users of this plan pay a fixed monthly fee of R$29.90 (promotional price for residential clients) and has around the clock unlimited dial-up Internet access. With this plan, the client surfs the Internet any time he wants to and has a simple and efficient way to control his expenses. Among other results, the average monthly connection time to the Internet increased 3.5 times. From its launching, more than 100 thousand clients have subscribed to this plan.

EVOLUTION OF THE ALTERNATIVE PLANS FOR FIXED TELEPHONY

(Thousands of Lines)

The net operating revenues for the 12M05 totaled R$14,395.1 million and when compared to the R$13,308.6 million of revenues registered in the 12M04, an increase of R$1,086.5 million, or 8.2%, is recorded. This is mainly due to the tariff increases in 2004 and 2005 besides the growth in the Speedy, inter-state Domestic and International Long Distance and Intelligent Line services, which were partially offset by the reduction of the revenues from interconnection and intra-state Domestic Long Distance. When comparing the 4Q05 with the 4Q04, there is an increase of R$308.7 million, or 9,0%, because of the same aforementioned reasons.

The accumulated EBITDA margin in the 12M05 was 45.5%, remaining pretty much stable when compared to the 12M04. When comparing the 4Q05 with the 4Q04, a decrease of 1.6 p.p. is shown (44.8% vs. 46.3%), explained by the reduction in intra-state Domestic Long Distance and the increase in taxes, personnel and outsourcing expenses. This effect was partially offset by the tariff increases in 2004 and 2005, as well as the growth in the Speedy service.

Results January - December 2005 - TELESP  3

SOURCES OF VARIATION - EVOLUTION OF THE NET OPERATING REVENUES FROM 2004 TO 2005

Unaudited figures (Million R$)

*	Deductions, ILD, Installation charge, Infrastructure rental, Interconnection and Other additional services.

SOURCES OF VARIATION - EVOLUTION OF THE EBITDA FROM 2004 TO 2005

Unaudited fitgures (Million R$)

*	Other operating revenues, Taxes, Supplies, Investment gains and Other operating expenses.

The consolidated Capex accumulated until for the year 2005 totaled R$1,672.5 million. This figure is in line with the investment needs of the Company and confirms the long-term commitment of the Telefónica Group in Brazil, both in the keeping and socialization of the traditional services as well as the growth of new services.

Results January - December 2005 - TELESP  4

INVESTMENTS EVOLUTION

(Million R$)

The total indebtedness of the Company as of December 31, 2005 was R$2,691.9 million, 10.0% lower than on December 31, 2004. On September 30, 2005, the total indebtedness of the Company was R$3,202.8 million. The most relevant difference compared to the year 2004 is related to the increased maturity of the debt in light of the issuance of bonds. The indebtedness profile of Telesp is optimized taking into account the financing conditions available in the financial market and the economic and financial situation of the Company at each moment.

NET FINANCIAL DEBT

(Million R$)

	December/ 05	September/ 05	December/ 04
Short-term Debt	(246.8)	(638.8)	(529.9)
Long-term Debt	(2,150.9)	(2,142.2)	(2,226.3)
Total Debt	(2,397.6)	(2,781.0)	(2,756.2)
Gains / losses with Hedging Operations	(294.3)	(421.8)	(235.9)
Debt (post-Hedging Operations)	(2,691.9)	(3,202.8)	(2,992.2)
Cash	463.5	1,739.0	238.6
Net Debt	(2,228.4)	(1,463.8)	(2,753.6)

DEBT EVOLUTION

(Million R$)

Results January - December 2005 - TELESP  5

REVENUES HIGHLIGHTS

Gross Operating Revenues by the end of the December 2005 reached R$20,350.9 million, which represents an increase of R$1,925.2 million, or 10.4%, compared to the same period of the previous year. When comparing the 4Q05 with the 4Q04, the revenues grew R$483.9 million, or 10.1%.

EVOLUTION OF GROSS OPERATING REVENUES FROM 2004 TO 2005

(R$ Million)

*	Mainly broadband Speedy

EVOLUTION OF GROSS OPERATING REVENUES FROM THE 4Q04 TO THE 4Q05

(R$ Million)

*	Mainly broadband Speedy

Results January - December 2005 - TELESP  6

The changes are explained as follows:

Monthly Subscription Fee: reached R$5,691.3 million in the 12M05, representing an improvement of R$712.4 million, or 14.3% compared to the 12M04, mainly due to the tariff increases in 2004 and 2005, besides the successful marketing of the alternative fixed telephony plans. When comparing the 4Q05 with the 4Q04, a R$98.1 million or 7.2% improvement was noted because of same aforementioned reasons.

Installation Fee: recorded revenues of R$97.7 million in the 12M05, showing an increase of R$28.9 million, or 42.0%, when compared to the same period of the previous year, mainly as a consequence of the installation fee of the Economy Lines, partially counterbalanced by the promotional campaign for the second line, in which the client does not pay the installation fee. When comparing the 4Q05 and the 4Q04, a growth of R$22.5 million, or 465.7% is shown due to the same aforementioned reasons.

Local Service: totaled R$3,247.8 million in the 12M05, presenting an increase of R$183.2 million, or 6.0%, compared to the 12M04, as a result of the tariff increases in 2004 and 2005, partially offset by a reduction in local traffic (exceeding pulses) of about 7.3%. The decrease in local traffic is mainly the consequence of a fall in dial-up Internet traffic (due to the migration to broadband) and the reconfiguration of the local areas in September and December 2004. Because of this reconfiguration, calls that were previously classified as DC level and billed by pulses with different cadence are now billed as local calls. When comparing the 4Q05 with the 4Q04, a R$84.4 million or 10.7% increase is noted as a result of the tariff increases in 2005, partially counterbalanced by the drop in local traffic (exceeding pulses) of 2.3%.

DLD: totaled R$3,238.8 million in the 12M05, presenting an increase of R$179.5 million, or 5.9%, compared to the 12M04. When comparing the 4Q05 with the 4Q04, there was an increase of R$68.5 million, or 9.1%. The variations are explained by the following reasons:

Long distance (intra-state): recorded revenues of R$2,194.2 million in the 12M05, falling R$132.9 million, or 5.7%, when compared to the 12M04, mainly as a result of the reclassification of the co-billing revenues with the mobile operators (SMP revenues, from intra-state to inter-state and international). Excluding the effect of this reclassification, there would have been a positive variation of R$19.2 million, or 0.8%, explained by the tariff increases in 2004 and 2005 and the revenues coming from the use of the access code “15” in other regions, partially counterbalanced by the fall in traffic and the reconfiguration of the local areas. Because of this reconfiguration, calls that were previously classified as Long Distance (level 1) are now billed as local calls. When comparing the 4Q05 with the 4Q04, a decrease of R$162.9 million, or 28.1%, is noted. Excluding the aforementioned reclassification, there would have been a reduction of R$10.8 million, or 1.9%, mainly as a result of the reconfiguration of the local areas, partially offset by the tariff increase.

Long distance (inter-state): reached R$1,044.7 million in the 12M05, showing an improvement of R$312.4 million, or 42.7% when compared to the 12M04, mainly as a result of the reclassification of the co-billing revenues with the mobile operators (SMP revenues, from intra-state to inter-state and international). Excluding the effect of this reclassification, there would have been a positive variation of R$172.6 million or 23.6%, chiefly explained by the tariff increases in 2004 and 2005, besides the increase in revenues from the usage of the access code “15” in other regions. When comparing the 4Q05 with the 4Q04, an increase of R$231.4 million, or 134.7%, is shown. Excluding the aforementioned reclassification, there would have been a positive variation of R$91.5 million, or 53.3%, largely explained by the tariff increases in 2004 and 2005, besides the increase in revenues from the usage of the access code “15” in other regions.

Inter-network revenues: added up to R$4,220.3 million in the 12M05, presenting an improvement of R$181.1 million, or 4.5%, compared to the same period of the previous year. When comparing the 4Q05 with the 4Q04, an increase of R$62.7 million, or 6.0%, was registered. Both effects were the consequence of the increased SMP traffic and the increase in the sale of pre-paid cards related to the alternative plans of fixed telephony. It is worth noting that there was a delay in the readjustment of the fixed-to-mobile tariffs (VC1) scheduled for February 2005 and that only took place in June 2005, as well as the lack of readjustment for the VC2 and VC3.

Results January - December 2005 - TELESP  7

ILD: reached R$158.9 million in the 12M05, registering an increase of R$46.3 million, or 41.1%, when compared to the 12M04. Excluding the reclassification in the co-billing revenues with the mobile operators (SMP revenues, from intra-state to inter-state and international), there would have been a positive variation of R$34.0 million, or 30.2%, primarily due to the growth in traffic and the increased use of the access code “15” in other regions. An increase of R$24.0 million, or 77.7%, is shown when comparing the 4Q05 with the 4Q04. Excluding the aforementioned reclassification, there would have been a positive variation of R$11.7 million, or 37.8%, explained by the same aforesaid reasons.

Interconnection Revenues: totaled R$754.5 million in the 12M05, a drop of R$54.7 million, or 6.8%, when compared with the 12M04, chiefly because of the tariff readjustment that had a negative value as a result of the productivity factor considered in the calculation and the reduction of the inter-state Domestic Long Distance traffic. When comparing the 4Q05 with the 4Q04, a reduction of R$4.4 million, or 2.3%, is registered due to the same aforementioned reasons.

Public Telephony: registered R$443.2 million in the 12M05 and when compared to the 12M04, it increased R$76.1 million, or 20.7%, due to the improvement in the sale of public telephone cards, besides the tariff increases in 2004 and 2005. An increase of R$6.5 million, or 5.4%, was recorded when comparing the 4Q05 with the 4Q04, primarily explained by the tariff increases.

Data Transmission: revenues for the 12M05 added up to R$1,313.0 million, representing a R$403.8 million or 44.4% increase regarding the 12M04. An improvement of R$101.0 million, or 38.4%, was registered when comparing the 4Q05 with the 4Q04. Both effects were the result of the growth in “Speedy” services.

Infrastructure rental: amounted to R$414.5 million in the 12M05, showing an increase of R$22.0 million, or 5.6%, when compared to the 12M04. This effect was chiefly the result of revenues for rental for the wholesale exploitation of dedicated lines of 2MB (2MB EILD) and local access to packaged network. When comparing the 4Q05 and the 4Q04, an increase of R$19.8 million, or 19.5%, is recorded due to the same aforementioned reasons.

Others: amounted to R$770.9 million in the 12M05, showing a R$146.7 million or a 23.5% increase when compared with the 12M04, mainly as a consequence of the improvement in the revenues coming from the Intelligent Line services (value added services for fixed telephony) and the revenues related to the administration of telephony services in commercial buildings by the subsidiaries A. Telecom S.A. and Atrium, partially offset by the reduction in merchandise resale. When comparing the 4Q05 with the 4Q04, an increase of R$0.8 million, or 0.6%, was recorded, largely due to the increased revenues from Intelligent Lines, counterbalanced by the decrease in the sale of merchandise. It is worth mentioning that more than 61% of the clients are subscribing at least one intelligent line service, such as Secretária Eletrônica, Detecta and Caixa Postal.

Results January - December 2005 - TELESP  8

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 12M05 reached R$7,842.8 million, an advance of R$572.3 million, or 7.9% compared to the 12M04. When comparing the 4Q05 with the 4Q04, there was an increase of R$224.4 million, or 12.1%.

EVOLUTION OF OPERATING EXPENSES FROM 2004 TO 2005

(R$ Million)

EVOLUTION OF OPERATING EXPENSES FROM THE 4Q04 TO THE 4Q05

(R$ Million)

The Operating Expenses variations are explained as follows:

Personnel expenses added up to R$608.8 million in the 12M05, which represents an increase of R$69.0 million, or 12.8%, when compared to the 12M04, mainly due to the salary increases in September 2004 and September 2005, the Career Plan that benefited approximately 3,000 employees and the increase in the headcount as a result of the internalization of the systems administrative services that were previously outsourced, besides the incorporation of Atrium. This variation was partially compensated by the fact that the values of 2004 were inflated because of the application of the Early Retirement Program (PDI) during the 1H04. When comparing the 4Q05 with the 4Q04, an increase of R$21.8 million, or 16.2%, was shown chiefly due to annual salary increase and the increase in the headcount.

Results January - December 2005 - TELESP  9

General and administrative expenses in the 12M05 totaled R$6,626.0 million, registering an increase of R$428.5 million, or 6.9%, compared to the 12M04. A growth of R$116.8 million, or 7.3% was registered, when comparing the 4Q05 with the 4Q04.

The General and Administrative Expenses changes are explained as follows:

Supplies added up to R$135.5 million in the 12M05, presenting a R$5.7 million, or 4.4%, raise when compared to the 12M04, mainly due to the increase in supplies related to public telephone cards, economic line cards, and the Aparelho Detecta (called ID service) promotion. This raise was partially offset by the reduction of costs of merchandise sold (as a result of the fall in modem sales, which was outsourced starting in the 2H04) and the reduction in the expenses of supplies for productive plant maintenance. When comparing the 4Q05 and the 4Q04, an increase of R$0.7 million, or 1.9%, is noted, due to the same aforementioned reasons.

Outsourcing expenses totaled R$2,641.6 million in the 12M05, an increase of R$282.3 million, or 12.0%, when compared to the 12M04, chiefly as a result of the increase in expenses related to operating plant services, the increase in Internet IP-network traffic in light of the increase in the Speedy plant, customer and legal services, which were partially counterbalanced by the reduction in advertising expenses. When comparing the 4Q05 with the 4Q04, an increase of R$78.5 million, or 12.7%, was registered due to the same aforementioned reasons.

Interconnection expenses amounted to R$3,579.1 million, going up R$99.8 million, or 2.9%, when comparing the 12M05 with the 12M04, mainly as a result of the increased fixed-to-mobile network interconnection and the increased incoming fixed long distance traffic from other operator ending in the mobile network in the region III, whose tariffs were increased 4.5% in June 2005 (VUM). This effect was offset to some extent by the negative readjustment of 13.3% in the TU-RL tariff in June 2005. When comparing the 4Q05 and the 4Q04, there was an increase of R$34.1 million, or 3.8%, mainly due to the increased fixed-to-mobile network interconnection and the readjustments of the interconnection tariffs of other companies.

Other Expenses reached R$269.8 million in the 12M05, growing R$40.7 million, or 17.8%, compared to the 12M04, mainly due to the increase in expenses related with infrastructure and exploitation of dedicated lines (infrastructure rental), partially offset with the reduction in expenses with administrative building rental and the negotiation for poles rental with the power company. When comparing the 4Q05 with the 4Q04, this entry went up R$3.5 million, or 5.7%, mainly due to the same aforementioned reasons.

Taxes added up to R$246.5 million in the 12M05, showing a reduction of R$1.1 million, or 0.4%, when compared to the 12M04, chiefly due to the total reduction of the PIS/COFINS rate over financial revenues starting on August 2004. When comparing the 4Q05 with the 4Q04, it is worth noting that starting from the 4Q04 and in accordance with Anatel’s authorization, Telesp started to deduce the interconnection expenses and rental of EILDs of the calculation base for the FUST. This deduction was revoked in December 2005 through Anatel’s Edict #07/2005, and retroactively in effect from August 17, 2000 on. As a consequence, there was an increase of R$14.6 million, or 27.2%, in the quarterly comparison, partially counterbalanced by the accounting readjustment of the ISS over Other Revenues that were reclassified as Deductions.

Results January - December 2005 - TELESP  10

Provisions went down R$13.3 million, or 3.1%, when comparing the 12M05 and the 12M04. The accumulated figure for the period represents 2.9% of the total net operating revenues (3.2% in the 12M04). In the 4Q05, this provision represents 3.1% of the net operating revenues. This positive result for the Company is a consequence of the efforts in collection, debt recovery and products more suited to the different market segments, such as the new alternative Economy plans.

Investment gains (losses) presented a negative result of R$17.8 million in the 12M05, compared to a negative result of R$0.5 million in the 12M04, which represents a variation of R$17.4 million, because of exchange rate effect in the consolidation of the Aliança Atlântica subsidiary by the equity method. In the 4Q05, a negative result of R$2.0 million was recorded, compared a negative result of R$1.2 million in the 4Q04, a variation of R$0.8 million, due to the same reasons.

Other operating revenues (expenses) registered a negative net variation of R$71.8 million in the 12M05 compared to the 12M04. This behavior is mainly the result of a reduction in accounts receivables related to the SMP service, fiscal contingencies (ICMS), penalty payments for breaking contracts with outsourced companies that were not performing their services according to Telefónica’s standards, and partnerships for the sale of modems, which were partially offset by assets write-off and revenues from fines. When comparing the 4Q05 with the 4Q04, there was a negative net variation of R$58.9 million, primarily due to penalty payments for breaking contracts with outsourced companies that were not performing their services according to Telefónica’s standards and partnerships for the sale of modems.

Results January - December 2005 - TELESP  11

OTHER HIGHLIGHTS

Depreciation went down R$52.4 million, when comparing the 12M05 with the 12M04, mainly due to the realignment of the Capex levels after the achievement of the universalization targets. When comparing the 4Q05 with the 4Q04, a reduction of R$12.4 million due to the same reasons is recorded.

Net Financial Revenues / (Expenses): the negative financial result increased R$147.5 million when comparing the 12M05 with the 12M04, mainly as a result of a higher provision for Interest on the Company’s Net Worth and the higher interests earned that result from a higher average interest rate in the period. If we compare the 4Q05 with the 4Q04, the positive financial result grew R$196.6 million, largely due to lower distribution of Interest on the Company’s Net Worth during the period. The gross indebtedness and the result of liabilities of loans, financing and commitments for foreign exchange purchases are significantly affected by the risk of the exchange rates. As of December 31, 2005, 36.45% (44.60% as of December 31, 2004) of the financial debt was denominated in foreign currency (US dollar and Yen), while 99.37% (98.50% as of December 31, 2004) of the indebtedness was being covered by active positions in hedge operations (Swap to “CDI”). The gains and losses of those operations are recorded in the financial statements. As of December 31, 2005, the derivative transactions showed a negative consolidated net result of R$414.7 million, while a liability of R$294.3 million was recorded on December 31, 2005 to acknowledge the temporary loss. Since these operations are of a protective nature, the negative net consolidated result of R$414.7 million with derivatives is compensated by the revenues resulting of the exchange rate variation on the debt, in the amount of R$250.1 million.

Non-Operating Revenues (Expenses) presented a positive result of R$37.8 million and they showed a negative variation of R$2.3 million, or 5.7%, when comparing the 12M05 with the 12M04, chiefly due to the sale of buildings that presented a positive result in 2005, which was partially offset by the sale of its stake in assets. When comparing the 4Q05 with the 4Q04, a reduction of R$14.9 million is registered, chiefly due to the sale of buildings and donations of infrastructure.

Loans and Financing: As of December 31, 2005, the Company had R$874.0 million (R$1,228.6 million as of December 31, 2004) in loans and financing denominated in foreign currency, from which R$478.2 million (R$563.0 million as of December 31, 2004) were obtained at fixed interest rates, and R$395.8 million (R$665.6 million as of December 31, 2004) were obtained at foreign variable interest rates (Libor). In order to be protected against the exchange rate risk and the foreign variable interest rates (Libor) of the loans denominated in foreign currency, the Company contracted hedge operations to tie the debt to the local currency, with floating interest rates indexed to the CDI, thus the financial results of the Company are affected by the fluctuations of this rate. The position in loans and financing also includes the value of the bonds issued in 2004, paying interests based on the variation of the CDI rate, in the amount of R$1,521.7 million (R$1,522.0 million as of December 31, 2004). Furthermore, the Company invests the balance of cash and cash equivalents (financial instruments) of R$463.5 million (R$238.6 million as of December 31, 2004) mainly in short-term instruments, based on the variation of the CDI, which contributes to reduce this risk. The book value of those instruments is close to market value because of their short-term maturity.

Results January - December 2005 - TELESP  12

CORPORATE EVENTS

CAPITAL STRUCTURE COMPOSITION

AS OF DECEMBER 31, 2005

Telesp	Common	Preferred	Total
Controlling Company	140,040,859	291,819,561	431,860,420
	84.71%	88.90%	87.49%
Minority shareholders	24,020,839	36,148,632	60,169,471
	14.53%	11.01%	12.19%
Treasury	1,258,508	303,879	1,562,387
	0.76%	0.09%	0.32%
Total number of shares	165,320,206	328,272,072	493,592,278

Note: The Reverse Split process was closed on June 24, 2005, and the negotiation on an unitary basis started on June 27, 2005.

Capital stock - in thousands of R$ (as of 09/ 30/ 05):	5,978,074
Book Value per share (R$):	20.67
Capital stock - in thousands of R$ (as of 12/ 31/ 05):	5,978,074

Bonds: On September 03, 2004, the Company announced a Public Offering of Securities (the “Program”) and the activation, within the Program’s parameters, of the First Issuance of Telesp’s Bonds (the “Offer”).

The Program has a total value of R$3,000,000,000.00 (three billion reais), with maturity of two years, counted from the filing at CVM on October 15, 2004. It considers the issuance of simple bonds, not convertible to shares, unsecured type and/or Promissory Notes.

The Offer consists of the issuance of 150,000 simple bonds, not convertible to shares, unsecured type (“Debêntures”), with nominal value of R$10,000.00 (ten thousand reais) per unit, totaling the amount of R$1,500,000,000.00 (one billion, five hundred million reais), in a single series, maturing on September 01, 2010 (six years). The bonds will yield interests with quarterly payments corresponding to 103.5% of the accumulated average daily rates of the DI (overnight Inter-financial Deposits Extra-Group), calculated and published by CETIP (Custodian and Liquidation Chamber).

The interest of the bonds may be reviewed on September 01, 2007. Conservatively, the Company included in the consolidated schedule of long-term maturity described above, the principal of the bonds in the year 2007, the data for the review of the interest.

Acquisition of Atrium: On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. Santo Genovese is a holding company that had, as its only asset, the shares representative of 99.99% of the capital stock of Atrium. The value of the deal was set in R$113.4 million. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

Shares Reverse Split – On February 22, 2005, the Company, represented by its Board of Directors and in compliance with CVM Instruction #358 dated as of January 03, 2002, published a relevant fact and on May 11, 2005 submitted to the Extraordinary General Shareholders’

Results January - December 2005 - TELESP  13

Meeting, the proposal for the reverse split of the shares representative of the capital stock of the Company, in accordance with the established on the article 12 of the Law # 6404 dated as of December 15, 1976.

The Meeting unanimously approved the proposal for the reverse split of the total number of the old 165,320,206,602 common shares and 328,272,072,739 preferred shares, representative of the capital stock of the Company, in accordance with the established on the article 12 of the Law #6404/76, in the proportion of 1,000 current shares to 1 share of the respective class, without capital stock decrease. The capital stock is now represented by 493,592,278 shares, from which 165,320,206 are common and 328,272,072 are preferred, and the limit of the authorized capital stock is now 700,000,000 of shares, either common or preferred.

The shareholders of the Company were granted the period between May 12, 2005 and June 24, 2005, so that they, on their own free will, could adjust their shareholder position, by each class, into lots multiple of 1,000 shares, through trading using stock brokers authorized to operate by BOVESPA, as well as to take all the required measures with the Securities and Exchange Commission - SEC. From June 27, 2005 on, the shares representative of the capital stock of the Company started to be traded grouped and on a unitary quotation.

The shares resulting of the remaining fractions of the grouping were totally sold in an auction at the BOVESPA, on July 15, 2005. The resulting values of the auction are available in the name of each shareholder after the financial compensation of the shares sold in the auction, according to a relevant fact published on July 21, 2005.

From June 27, 2005 on, each ADR started to represent 1 (one) preferred share.

Declaration and payment of Dividends and Interests on the Company’s Net Worth - On April 01, 2005, the Board of Directors of the Company approved the distribution of interim dividends in the amount of R$1,500,000,000.00 (one billion, five hundred million reais) based on the retained earnings of the balance sheet as of December 31, 2004 to the shareholders registered as such in the Company’s registry book by the end of the date on April 01, 2005. It also approved the distribution of Interests on the Company’s Net Worth related to the fiscal year 2005 in the amount of R$359,000,000.00 (three hundred fifty-nine million reais) that once withheld the 15% of income tax represent a net value of R$305,150,000.00 (three hundred five million, one hundred fifty thousand reais) to the shareholders registered as such in the Company’s registry book by the end of the date on April 29, 2005. The dividends were paid starting on April 20, 2005, and the interests on the Company’s net worth were paid starting on October 24, 2005.

INTERIM DIVIDENDS - FISCAL YEAR 2005

(Amount per lote of 1,000 shares - R$)

	Common	Preferred (*)
Amount per lot of 1,000 shares - R$	2.849439	3.134382

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

INTEREST ON THE COMPANY’S NETWORTH - FISCAL YEAR 2005

(Amount per lot of 1,000 shares - R$)

	Immune or Exempt Legal Entities (Gross Value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individual (Net Value)
Common Shares	0.681965	0.102294	0.579671
Preferred Shares (*)	0.750162	0.112524	0.637638

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

Results January - December 2005 - TELESP  14

On September 19, 2005, the Board of Directors of the Company approved the distribution of interim dividends in the amount of R$1,290,000,000.00 (one billion, two hundred ninety million reais) based on the retained earnings of the balance sheet as of June 30, 2005 and Interests on the Company’s Net Worth related to the fiscal year 2005 in the amount of R$241,000,000.00 (two hundred forty-one million reais) that once withheld the 15% of income tax represent a net value of R$204,850,000.00 (two hundred four million, eight hundred fifty thousand reais). The beneficiaries are the shareholders registered as such in the Company’s registry book on September 19, 2005. The dividends and the interests on the Company’s net worth were paid starting on October 24, 2005.

INTERIM DIVIDENDS - FISCAL YEAR 2005

(Amount per share - R$)

	Common	Preferred (*)
Amount per share - R$	2.457954	2.703750

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

INTEREST ON THE COMPANY’S NETWORTH - FISCAL YEAR 2005

(Amount per share - R$)

Amount per share (R$)	Immune or Exempt Legal Entities (Gross Value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individual (Net Value)
Common Shares	0.459199	0.068880	0.390319
Preferred Shares (*)	0.505119	0.075768	0.429351

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

On December 12, 2005, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of Interests on the Company’s Net Worth related to the fiscal year 2005 in the amount of R$380,000,000.00 (three hundred eighty million reais) that once withheld the 15% of income tax represent a net value of R$323,000,000.00 (three hundred twenty-three million reais). The beneficiaries are the shareholders registered as such in the Company’s registry book by the end of the day on December 30, 2005. The payment date will be decided by the General Shareholders’ Meeting.

INTEREST ON THE COMPANY’S NETWORTH - FISCAL YEAR 2005

(Amount per share - R$)

	Immune or Exempt Legal Entities (Gross Value)	Income Tax Withhold (15%)	Taxed Legal Entities and Individual (Net Value)
Common Shares	0.724049	0.108608	0.615441
Preferred Shares (*)	0.796453	0.119468	0.676985

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

Results January - December 2005 - TELESP  15

SUBSEQUENT EVENTS

Corporate Restructuring - In accordance with a relevant fact published on November 22, 2005, the Board of Directors of the Company, on its meeting held on November 21, 2005, approved the proposal for the corporate restructuring of its subsidiaries A. Telecom S.A. (former Assist), Santo Genovese Participações Ltda. and Atrium Telecommunicações Ltda.

The restructuring will be carried on in the following way: At first, Atrium will be incorporated by Santo Genovese, and thus, will cease to exist as a result of such operation. The incorporation of Atrium will not imply in an increase in the capital stock of Santo Genovese. Later, Santo Genovese will be incorporated by A. Telecom, and thus, will cease to exist as a result of such operation. The share of Santo Genovese owned by Telesp will be replaced by shares to be issued by A. Telecom as a result of the capital stock increase as a consequence of the incorporation of Santo Genovese. The shares to be issued by A. Telecom will be totally allocated to Telesp, substituting its investment in Santo Genovese. No other shareholders will be admitted for A. Telecom, which will keep its condition of fully owned subsidiary of Telesp and will start to execute activities previously executed by Atrium. The equity of the companies, for incorporation purposes, will be appraised at book value by experts appointed as established by the current legislation.

Results January - December 2005 - TELESP  16

ADDITIONAL NOTES

CVM Edict # 371 - Pension Plan Accounting Procedures: The Company registered the liabilities related to pension plans according to the Edict CVM # 371 published on December 13, 2000. The actuary valuation of the pension plans was executed in December 2005 and December 2004, based on the participants’ registry book as of November 2005 and September 2004, respectively. The projected unitary credit method was adopted and all the actuary gains and losses for each fiscal year were immediately registered. The assets of the pension plans were positioned on November 30, 2005 and 2004, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the division of their assets was done based on the Company’s liabilities for pension plans relative to the total liabilities of the pension plan. The total value of the registered liability until December 31, 2005 was R$45.0 million.

Renewal of the concession contracts - The Concession contract in place since the privatization in 1998 expired on December 31, 2005. On December 22, 2005, it was extended for a period of 20 years, with the possibility to include amendments on December 31, 2010, December 31, 2015 and December 31, 2020. It is worth mentioning some of the new regulations that will have a significant impact in the rendering of the services and in the businesses of the Company. These are:

Minute-based billing in local telephony - From July 2006 on, the fixed local telephony calls will be billed by the usage time in minutes, while the migration to the new system will take place between March and July 2006, according the respective schedules of the concessionaries. The new method is based in charging a minimum initial time of conversation of 30 seconds and the exceeding time will be charged by tenths of minutes (six seconds). The use of the local service at off-peak hours (currently billed as one single pulse) will continue to be charged “per call” (VCA), in an amount equivalent to two minutes of conversation. The monthly fee grants 200 free minutes for the residential users and 150 free minutes for the non-residential and trunk users. In São Paulo, the value of a minute of conversation at peak hours will be R$0.09593, including taxes.

Interconnection - The maximum values for the TU-RL and the TU-RIU in use among the operators and known as interconnection tariffs with the STFC Networks were also set. On December 13, 2006, the Act #54693 of Anatel defined that the maximum value of the TU-RIU will be 30% of the values corresponding of the level 4 of the Long Distance tariff, considering the time of the call. On December 13, 2006, the Act #54694 of Anatel defined that the maximum value of the TU-RL will be limited to 50% of the value charged to the customer for the local call, regardless of the time of the call.

AICE - On December 15, 2005, the Board of Directors of Anatel approved the Regulation for the AICE (Individual Access – Special Class) of the STFC, for public use in general. The AICE has an exclusively domestic use, limited to one access per household. For the calls originated in the AICE, the value of the minute will be the same of the STFC, increased by a connection fee equivalent to two minutes of local calls. This phone does not have free minutes with the monthly fee, nor there are variations in the value of the calls depending on the time they are made. Besides, collect calls will not be accepted. The monthly fee for the AICE will cost approximately R$16.50 without taxes (R$23.00 including taxes), and will be mandatory to market it as a basic plan of the pre-paid service.

Results January - December 2005 - TELESP  17

IST - The Resolution establishing the IST - Telecommunications Services Index was published on November 23, 2005 and the final composition of the index was published on December 09, 2005. The IST was developed in order to better reflect the real inflation experienced by the costs of the telecommunications sector companies and will be the index of reference to be used by the negotiations for the readjustment of the regulated telephony tariffs. The methodology used to determine the IST is based on a weighted basket of existing indexes, which are as follows: IPCA (46.27%), IPA-Máquinas (34.15%), IGP-M (5.75%), INPC (4.78%), SINAPI (3.96%), IPCA - energia elétrica (2.00%); IPA-matérias plásticas (1.63%), IPCA - correios (1.13%) and IGP-DI (0.33%). The base for the next tariff readjustment expected by mid-2006 will be a mixed index, considering 7 months of the IGP-DI (June 2005 to December 2005) and 5 months of the IST (January 2006 to May 2006). This index will have effect on the STFC, the EILD and the SMP.

Productivity Factor (X Factor) - It is an estimate of the productivity gains achieved by the telephony companies in a given period. This factor is part of the formulae for the readjustment of the tariffs to be charged to the final users, enabling the sharing of such productivity gains with the users. The productivity will be calculated for each concessionary, while the minimum productivity factor to be applied will be the average of all the productivity factors, weighted by the number of lines in service of each operator. For the 2006 readjustment, the productivity gains for the period 2004-2005 will be considered.

Fixed-to-Mobile Tariff Increase - On June 08, 2005, through Edict #50895, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service - SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. The VC2 and VC3 calls remain unchanged for the time being.

Fixed-to-fixed Tariff Increases - On June 30, 2005, through Edicts #51300 and #51301, Anatel (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on. The average readjustments were as follows: Local: 7.27%; Long Distance: 2.94%; TU-RL: -13.32%; TU-RIU: 2.94%.

On June 29, 2004, through Edicts #45011 and #45012, ANATEL (Agência Nacional de Telecomunicações) approved the percentages for the tariff adjustment for the Switched Fixed Telephony Service (STFC) according to the criteria established in the Local and Domestic Long Distance Concession Contracts, to be effective starting on July 02, 2004 and for sector 32 (former CETERP) since July 03, 2004. On July 02, the approved percentages were applied on top of the tariffs determined by the legal injunction. The average variations of the tariff baskets were as follows: Local: 6.89%; Long Distance: 3.20%; TU-RL: -10.47%; TU-RIU: 3.20%.

After the final decision regarding the Legal Injunction by the STJ, with the reincorporation of the IGP-DI as the index, the approved percentages, in accordance with Anatel’s published acts, were applied on top of the approved tariffs in June 2003, non-retroactively. The increase was divided in two installments, with the first one being effective on September 01, 2004. On September 01, 2004, the following readjustment indexes were applied to Telefônica’s services: Pulse: average of 3.22%; Domestic Long Distance: average of 5.22%; Non-residential and trunk monthly fee: average of 7.75%; Residential monthly fee: 3.14%; Installation fee: average of 14.14%

The second installment was effective from November 01, 2004 on. The following readjustment indexes were applied to Telefônica’s services: Pulse: average of 3.13%; Domestic Long Distance: average of 4.97%; Non-residential and trunk monthly fee: average of 7.20%; Residential monthly fee: 3.05%; Installation fee: average of 12.40%.

Results January - December 2005 - TELESP  18

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. - TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998.

Telecomunicações de São Paulo S/A - TELESP acquired, in December 1999, voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S/A - CETERP. The CETERP cellular operating division was sold afterwards.

The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. ANATEL has already granted the license to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

Results January - December 2005 - TELESP  19

On July 06, 2003, the mobile telephony operating companies started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP - Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented. This Resolution deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC. As a consequence, all calls, previously billed as domestic long distance DC level (Áreas Conurbadas), are now billed as local calls. In São Paulo, this modification involved 53 municipalities, while 39 of them are in Grande São Paulo.

On December 04, 2004, the phase II of the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, was implemented. This modification involved 25 municipalities, distributed into 9 different groups. The calls among the municipalities within each group will be billed as local calls. Previously, such calls were billed as domestic long distance, levels 1 and 2.

On December 24, 2004, the Company acquired Santo Genovese Participações Ltda. (“Santo Genovese”), controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the rendering of telecommunication services. The operation will allow the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year, net of applicable taxes and social contributions.

Results January - December 2005 - TELESP  20

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIODS ENDED ON DECEMBER 31, 2005 AND DECEMBER 31, 2004

Unaudited (Million reais)

	January - December			October - December
	2005	2004	% VAR	2005	2004	% VAR
Gross operating revenue	20,350.9	18,425.7	10.4	5,289.7	4,805.8	10.1
Monthly subscription fee	5,691.3	4,978.9	14.3	1,458.2	1,360.1	7.2
Installation charge	97.7	68.8	42.0	27.3	4.8	465.7
Local Service	3,247.8	3,064.6	6.0	874.6	790.2	10.7
DLD	3,238.8	3,059.3	5.9	819.3	750.8	9.1
Intra-state	2,194.2	2,327.1	(5.7)	416.2	579.1	(28.1)
Inter-state	1,044.7	732.3	42.7	403.1	171.7	134.7
Inter-network revenues	4,220.3	4,039.1	4.5	1,108.4	1,045.6	6.0
ILD	158.9	112.6	41.1	54.8	30.8	77.7
Interconnection	754.5	809.2	(6.8)	191.9	196.3	(2.3)
Public telephony	443.2	367.1	20.7	125.7	119.3	5.4
Data transmission	1,313.0	909.3	44.4	364.5	263.4	38.4
Infrastructure rental	414.5	392.5	5.6	121.4	101.6	19.5
Others	770.9	624.2	23.5	143.5	142.7	0.6

Deductions	(5,955.8)	(5,117.0)	16.4	(1,534.4)	(1,359.2)	12.9

Net operating revenues	14,395.1	13,308.6	8.2	3,755.3	3,446.5	9.0

Operating expenses	(7,842.8)	(7,270.5)	7.9	(2,073.8)	(1,849.4)	12.1
Personnel expenses	(608.8)	(539.8)	12.8	(156.6)	(134.8)	16.2
General and administrative expenses	(6,626.0)	(6,197.5)	6.9	(1,715.8)	(1,599.1)	7.3
Supplies	(135.5)	(129.9)	4.4	(35.2)	(34.6)	1.9
Outsourcing expenses	(2,641.6)	(2,359.2)	12.0	(695.2)	(616.6)	12.7
Interconnection expenses	(3,579.1)	(3,479.2)	2.9	(920.7)	(886.6)	3.8
Other expenses	(269.8)	(229.1)	17.8	(64.8)	(61.3)	5.7
Taxes	(246.5)	(247.6)	(0.4)	(68.1)	(53.6)	27.2
Provisions	(415.6)	(428.9)	(3.1)	(117.6)	(104.5)	12.5
Investment gains (losses)	(17.8)	(0.5)	3,767.5	2.0	1.2	60.3
Other operating revenues / (expenses)	72.0	143.8	(49.9)	(17.5)	41.3	(142.5)
Earnings before interest taxes, depreciation and amortization - EBITDA	6,552.3	6,038.2	8.5	1,681.5	1,597.1	5.3

Depreciation and amortization	(2,716.5)	(2,768.9)	(1.9)	(674.1)	(686.4)	(1.8)
Financial revenues	722.2	457.9	57.7	190.8	109.1	74.9
Financial expenses	(1,182.5)	(862.1)	37.2	(314.1)	(216.2)	45.3
Interest on the company’s net worth	(980.0)	(888.6)	10.3	(380.0)	(592.8)	(35.9)

Operating income	2,395.5	1,976.5	21.2	504.1	210.7	139.2

Non-operating revenues (expenses)	37.8	40.1	(5.7)	(3.0)	11.9	(125.2)

Income before income tax and social contribution	2,433.3	2,016.6	20.7	501.0	222.6	125.0

Income tax	(638.9)	(535.9)	19.2	(151.1)	(80.2)	88.2
Social contribution	(232.4)	(188.2)	23.5	(55.3)	(29.1)	90.4

Income before company’s net worth reversion	1,561.9	1,292.5	20.8	294.7	113.3	160.0

Interest on company’s net worth reversion	980.0	888.6	10.3	380.0	592.8	(35.9)

Net income	2,541.9	2,181.1	16.5	674.7	706.1	(4.5)

Note: In order to achieve a better presentation of the Operating Revenues with the market and the regulatory agency (ANATEL), the Company made reclassifications in the values presented in December 2004.

Results January - December 2005 - TELESP  21

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2004

Unaudited (Million reais)

	December
	2005	2004	% VAR
A S S E T S

Current assets	5,112.9	4,161.9	22.9

Cash and cash equivalents	463.5	238.6	94.3
Cash and bank accounts	39.0	25.3	54.0
Financial investments	424.5	213.3	99.0
Accounts receivable from customers	3,357.7	3,264.1	2.9
Allowance for doubtful accounts	(574.5)	(568.1)	1.1
Recoverable taxes	1,622.8	907.8	78.8
Loans and financial investments	11.9	18.8	(36.6)
Supply and maintenance inventories	75.1	93.0	(19.2)
Recoverable prepaid expenses	47.5	92.8	(48.9)
Receivables from associated companies	44.2	70.3	(37.0)
Other assets	64.7	44.6	45.1

Long-term assets	1,046.1	805.1	29.9

Recoverable taxes	458.1	354.4	29.3
Loans and financial investments	10.7	10.4	3.6
Bail of legal proceedings	481.8	333.9	44.3
Receivables from associated companies	9.8	15.9	(38.5)
Other assets	85.6	90.5	(5.4)

Permanent Assets	12,690.2	13,784.8	(7.9)

Investments	253.6	284.6	(10.9)

Property, plant and equipment - net	12,358.0	13,369.4	(7.6)
Differed results	78.6	130.8	(39.9)

Total Assets	18,849.1	18,751.8	0.5

L I A B I L I T I E S

Current liabilities	5,431.4	4,163.8	30.4

Loans and financing	246.8	529.9	(53.4)
Suppliers	1,507.0	1,194.8	26.1
Consignments	182.6	168.6	8.3
Taxes	1,794.1	1,165.7	53.9
Dividends and interest on capital	903.4	506.1	78.5
Accrual for contingencies	67.8	52.8	28.3
Payroll and related charges	162.2	143.3	13.2
Unrealized Losses on Hedging Operations	294.3	235.9	24.7
Payables to associated companies	62.6	36.7	70.5
Other liabilities	210.7	129.8	62.3

Long-term liabilities	3,194.5	3,170.2	0.8

Loans and financing	2,150.9	2,226.3	(3.4)
Taxes	22.7	26.0	(12.7)
Accrual for contingencies	932.1	800.4	16.5
Payables to associated companies	13.4	50.5	(73.4)
Other liabilities	75.4	67.1	12.4

Results of future fiscal years	17.5	17.5	0.0

Shareholders’ equity	10,204.2	11,398.6	(10.5)
Capital Stock	5,978.1	5,978.1	0.0
Capital reserves	2,687.0	2,745.3	(2.1)
Profit Reserves	659.6	659.6	0.0
Retained earnings	879.6	2,015.7	(56.4)

Capitalizable Funds	1.6	1.6	0.0

Total liabilities	18,849.1	18,751.8	0.5

Results January - December 2005 - TELESP  22

OPERATING DATA

CONSOLIDATED DATA

		Acumulated Analysis			Quarterly Analysis
		DECEMBER/05	DECEMBER/04	% VAR	4Q05	3Q05	% VAR
Capital Expenditure (Economic)	R$ MM	1,673	1,339	24.9	725	360	101.3

Network
Installed Lines (switching)		14,319,572	14,230,843	0.6	14,319,572	14,308,575	0.1
Installed Lines - Gain		88,729	(17,870)	N.A	10,997	(25,203)	N.A
Lines in Service		12,347,015	12,462,746	(0.9)	12,347,015	12,453,292	(0.9)
Residential		9,228,968	9,320,825	(1.0)	9,228,968	9,323,461	(1.0)
Non-residential		1,425,558	1,432,245	(0.5)	1,425,558	1,413,385	0.9
Trunk Lines 1/		1,033,283	1,076,176	(4.0)	1,033,283	1,057,400	(2.3)
Public Lines		329,537	328,944	0.2	329,537	329,045	0.1
Internally used and test lines		329,669	304,556	8.2	329,669	330,001	(0.1)
Lines in Services - Gain		(115,731)	165,816	N.A	(106,277)	11,211	N.A
Average Lines in Service	(ALIS)	12,415,759	12,295,057	1.0	12,420,499	12,443,727	(0.2)
ADSL		1,206,799	826,400	46.0	1,206,799	1,084,430	11.3
Digitalization	(%)	100.0	98.7	1.3 P.P.	100.0	99.2	0.8 P.P.

Traffic
Local Pulses - Registered	(pul 000)	31,839,569	33,511,307	(5.0)	7,922,191	8,039,059	(1.5)
Local Pulses - Exceeding	(pul 000)	21,832,713	23,548,589	(7.3)	5,481,019	5,568,229	(1.6)
Domestic Long Distance 2/	(min 000)	14,135,983	15,869,295	(10.9)	3,455,078	3,517,890	(1.8)
International Long Distance	(min 000)	104,944	96,033	9.3	25,206	27,671	(8.9)
Monthly traffic per ALIS
Local	(pul)	214	227	(5.9)	213	215	(1.3)
DLD	(min)	95	108	(11.8)	93	94	(1.6)
ILD	(min)	0.7	0.7	8.2	0.7	0.7	(8.7)

Others
Employees		7,770	7,125	9.1	7,770	7,789	(0.2)
LIS per Employee 3/		1,744	1,865	(6.5)	1,744	1,738	0.4
Monthly Net Op. Revenue per ALIS	(R$)	96.6	90.2	7.1	100.8	99.7	1.1
Telephone Density (per 100 inh.)		30.94/	31.7	(0.8) P.P.	30.94/	31.3	(0.4) P.P.

1/	Includes ISDN clients.
2/	Includes intra-state and inter-state (fixed-to-fixed and fixed-to-mobile).
3/	End of period. Includes ADSL clients.
4/	Population: 39,898,669 (source IBGE - December 2005).

Results January - December 2005 - TELESP  23

TARIFFS - FIXED LINE SERVICES

LOCAL SERVICE TARIFFS

(in reais - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephone		Local Pulse
		Residential	Non-residential	Trunk Line	Local	Credit
Jun 24, 2001	76.6	23.3	36.4	48.6	0.075	0.075	0.092
Jun 28, 2002	76.6	26.6	40.0	40.0	0.081	0.081	0.103
Jun 30, 2003	89.8	30.4	49.6	49.6	0.093	0.093	0.117
Sep 12, 2003 1/	69.7	31.1	46.9	46.9	0.095	0.095	0.120
Jul 02, 2004	64.2	33.5	50.4	50.4	0.102	0.102	0.129
Sep 01, 2004	73.1	34.5	54.4	54.4	0.105	0.105	0.133
Nov 01, 2004	82.1	35.6	58.3	58.3	0.108	0.108	0.137
Jul 03, 2005 2/	88.0	38.1	62.5	62.5	0.117	0.117	0.147

DLD TARIFFS

(in reais - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jun 24, 2001	0.100	0.160	0.220	0.300
Jun 28, 2002	0.108	0.173	0.237	0.347
Jun 30, 2003	0.124	0.198	0.272	0.397
Sep 12, 2003	0.127	0.203	0.278	0.382
Jul 02, 2004	0.133	0.213	0.292	0.400
Sep 01, 2004	0.144	0.230	0.316	0.397
Nov 01, 2004	0.155	0.248	0.340	0.394
Jul 03, 2005	0.155	0.248	0.340	0.414

INTERCONNECTION TARIFFS

(in reais - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-to-Mobile
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Feb 3, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084

Feb 01, 2002	0.050	0.091	0.498	1.037	1.180
Feb 08, 2003 3/			0.5687-0.6360	1.265	1.439
Jun 30, 2003	0.058	0.114
Sep 12, 2003	0.052	0.102
Feb 11, 2004			0.6085-0.6805	1.354	1.540
Jul 02, 2004	0.047	0.106
Sep 01, 2004	0.049	0.112
Nov 01, 2004	0.052	0.118
Jun 12, 2005			0.65714 -0.73486
Jul 03, 2005	0.045	0.121

1/	Installation Charge was readjusted on October 04, 2003.
2/

Some services have differentiated tariff rates for the former CTBC concession area, such as: installation charge (R$71.59), monthly fee for non-residential and trunk lines (R$60.02), DLD (D1=R$0,150, D2=R$0,216, D3=R$0,308 and D4=R$0,459). There are different tariffs within CETERP’s region.

3/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On February 06, 2004, according to the Edict #42422, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the Cellular Mobile Service - SMC and Personal Mobile Service - SMP, with an increase of 6.99% for the VC1, VC2 and VC3 calss throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment was effective from February 11, 2004 on.

Note b) On June 08, 2005, through Edict #50895, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the calls terminated in the Personal Mobile Service - SMP, with a variation of 7.99% for the VC1 calls throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. The readjustment of the VC1 calls was effective from June 12, 2005 on. The VC2 and VC3 calls remain unchanged for the time being.

Note c) On June 30, 2005, through Edicts #51300 and #51301, ANATEL (Agência Nacional de Telecomunicações) approved the percentages for the tariff adjustment of the Switched Fixed Telephony Service - STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 03, 2005 on.

The following average readjustment were applied to the tariff baskets: Local: 7.27%; Long Distance: 2.94%; TU-RL: (-13.32%); TU-RIU: 2.94%.

Results January - December 2005 - TELESP  24

LOANS AND FINANCING

(in thousand of reais)

December 2005
	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
Mediocrédito	US$	1.75%	2014	7,471.0	52,802.0	60,273.0

Loans in local currency	R$	6%+3.75% SPREAD	UNTIL 2006	1,898.0	0.0	1,898.0

Loans in foreign currency			UNTIL 2009	215,642.0	598,051.0	813,693.0

Bonds	R$	103.5% of CDI rate	UNTIL 2007	21,744.0	1,500,000.0	1,521,744.0

Total				246,755.0	2,150,853.0	2,397,608.0

COMPOSITION OF THE LOANS IN FOREIGN CURRENCY

(in thousand of reais)

December 2005
Consolidated	Currency	Interest Rate	Principal	Interest	Balance
Resolution 2770	US$	5.70% to 6.90%	105,523.0	9,451.0	114,974.0
Resolution 2770	US$	4.80%	292,928.0	9,983.0	302,911.0
Untied Loan - JBIC	JPY	LIBOR + 1.25%	393,520.0	2,288.0	395,808.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

December 2005
Year	Amount
2007	1,605,420.0
2008	408,332.0
2009	105,420.0
FROM 2010 ON	31,681.0

TOTAL	2,150,853.0

Results January - December 2005 - TELESP  25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 20, 2006	By:	/s/ Daniel de Andrade Gomes
Name: Daniel de Andrade Gomes
Title: Investor Relations Director